SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of
1934 (Amendment No. )

Filed by the Registrant |_| Filed by a Party other than the Registrant |X|
Check the appropriate box: |_| Preliminary Proxy Statement |_| Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2)) |_| Definitive Proxy Statement |X| Definitive Additional Materials |_| Soliciting Material Pursuant to ss. 240.14a-12

THE ALASKA AIR GROUP, Inc. ("AAG") (Name of Registrant as Specified In Its
Charter)

Steve Nieman, Richard D. Foley and Robert C. Osborne MD (Name of Persons
Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box): |X| No fee required |_|
Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11

1) Title of each class of securities to which transaction applies:

2) Aggregate number of securities to which transaction applies:

3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined)

4) Proposed maximum aggregate value of transaction:

5) Total fee paid:

|_| Fee paid previously with preliminary materials.

|_| Check box if any part of the fee is offset as provided by Exchange Act
Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. 1) Amount
Previously Paid: 2) Form, Schedule or Registration Statement No.:

3) Filing Party:

4) Date Filed: PROXY STATEMENT ANNUAL MEETING OF STOCKHOLDERS Scheduled to
be held at the William M. Allen Theater at The Museum of Flight, 9404 E.
Marginal Way South, Seattle, Washington at 2 p.m. on May 20, 2003. For more details, please reference the Company's April 14, 2003 Definitive Proxy statement.

SOLICITATION, VOTING AND REVOCATION OF PROXIES
Richard D. Foley, Steve Nieman and Robert C. Osborne, MD.
The approximate date that we will make our Proxy Statement and Form of Proxy available to shareholders will be May 2, 2003.

ANNUAL MEETING OF STOCKHOLDERS Scheduled to be held at the William M. Allen
Theater at the Museum of Flight, 9404 E. Marginal Way South, Seattle,
Washington at 2 p.m. on May 20, 2003.

Note: Please reference in its entirety the AAG's April 14, 2003 Definitive
Proxy Statement located at www.sec.gov.

May 9, 2003

Mr. Richard Foley (via email to rerailer@earthlink.net)
6040 N. Camino Arturo
Tucson, AZ 85718
Re: Alaska Air Group, Inc.

Dear Mr. Foley:

I am writing as a follow up to a recent conversation regarding proxy voting for shares held in the the Alaska Air Group, Inc. Alaskasaver Plan, the Alaska Airlines, Inc., COPS, MRP & Dispatch 401(k) Plan, and the Horizon Air Savings Investment Plan (together, the "Plans").

As an initial matter, please note that Putnam Fiduciary Trust Company ("PFTC"), a subsidiary of Putnam, LLC (d/b/a "Putnam Investments"), serves as directed trustee and provides limited recordkeeping services with respect to the Plans. Participants have accounts with the Plans, which offer certain Putnam mutual funds and Alaska Air Group company stock as investment options for Plan contributions. However, participants are not the registered owner of these securities.
As you are aware, PFTC has been working with EquiServe Trust Company ("EquiServe") to develop a procedure for voting by the participants of the Plans for the challenger nominees. The procedure is described in the following notice, which we suggest you post on the website with the challenger's proxy card:

"IMPORTANT NOTICE TO 401(k) PLAN PARTICIPANTS:
If you are a participant in the Alaska Air Group, Inc. Alaskasaver Plan, the Alaska Airlines, Inc., COPS, MRP & Dispatch 401(k) Plan, the Alaska Airlines, Inc., Flight Attendant 401(k) Plan, or the Horizon Air Savings Investment Plan (together, the "Plans") , you have the right to direct Putnam Fiduciary Trust Company as trustee of the Plans to vote any shares of Alaska Air Group, Inc. stock credited to your account under the Plans. You may provide instructions by completing the proxy card found on this website and mailing it to:

Alaska Air Group, Inc.
c/o EquiServe Trust Company, N.A., Proxy Services
P.O. Box 8948
Edison, NJ 08818-8948

Please include the voting control number from the proxy card you received from EquiServ for your Plan shares and write at the top of the proxy card "401(k) Shares".

This address should be used only to provide voting instructions for shares held in your Plan account. It should not be used for proxies on shares you own directly.
All voting instructions must be received by the close of business on May 15, 2003".

EquiServe will forward any challenger proxy cards it receives by May 15, 2003 to PFTC for tabulation. Once these cards have been tabulated and validated, PFTC will then vote the shares as directed by the participants.

If you have any additional questions or concerns regarding this matter, please call me 1-800-685-6474, extension 12330.

Sincerely,
Keith A. Gokey
Senior Compliance Specialist Compliance & Consulting
Putnam Investments
Investors Way Norwood, MA 02062